July 21, 2017 FILED VIA EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Arakawa:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2016

Filed March 23, 2017

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated July 10, 2017 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 40-F for the Year Ended December 31, 2016

Exhibit 99.2 – Consolidated Audited Financial Statements

2. Significant accounting policies

G. Property, plant and equipment

ii. Mineral properties and mine development costs, page 12

1.	We note your disclosure indicates that you expense costs of any additional work on the related property once you enter the production stage except for large development programs, which are deferred and depreciated over the remaining life of the related assets. Please clarify the characteristics of a “large development program”, describe the nature of the costs and why you believe these costs can be capitalized during the production stage. Please also tell us the amounts that have been capitalized and ending balance for each period.

Mr. Craig Arakawa

July 21, 2017

Form 40-F for the Year Ended December 31, 2016, File No. 001-14228

Response:

Large development programs are development programs undertaken at operating mines where the initial mine development does not give us access to the entire ore body. We capitalize mine development when it is part of the long term infrastructure of the mine that is used to provide access to additional mining areas not provided through the original development. This includes underground mine development, ground freezing infrastructure and wellfield development for our in-situ leach operations. The additional mining areas are considered to be commercially viable, and add to the overall life of the mine. Underground mine development directly related to extraction of the ore is expensed.

Costs that are capitalized are those directly attributable to creation of the infrastructure, and include labour and related transportation and lodging, materials and costs to operate equipment costs used in construction. The amounts related to large development programs that have been capitalized as land development costs and the ending balance for each period are as follows:

Thousand $	2015	2016

Additions	$99,630	$145,335

Ending balance	$2,385,623	$2,513,150

The ending balances relate to development costs at our McArthur River and Cigar Lake mines since commercial development and wellfield development at our in-situ leach operations.

19. Other income, page 34

We note you recorded a $59.0 million gain on settlement as a result of the termination of long-term supply arrangements with two of your customers. Please describe the nature of these settlement arrangements and how the gain was measured.

Response:

These settlement arrangements were a result of two customers’ requests to cancel long-term supply contracts. The settlement amounts were negotiated and agreed to by all parties through consideration of the terms of the noted supply contracts. The gain was measured based on the cash settlement amounts received. Cameco has no further obligations with respect to these customer contracts.

20. Income taxes, page 35

Please provide further detail regarding your assessment that realization of your deferred tax assets is probable in light of the current low pricing environment, the potential termination of the TEPCO agreement and the fact that you have experienced three consecutive years of

Mr. Craig Arakawa

July 21, 2017

Form 40-F for the Year Ended December 31, 2016, File No. 001-14228

losses before taxes. Please tell us how you considered these factors in your assessment and clarify the nature of the convincing evidence that supports your recognition of these deferred assets in accordance with paragraphs 34 through 37 of IAS12.

Response:

As at December 31, 2016 Cameco has recorded $854 million of deferred tax assets related to the Canadian jurisdiction. These deferred tax assets relate mainly to provision for reclamation and operating loss carry forwards that are available until 2036. Cameco has recorded deferred tax liabilities related to the Canadian jurisdiction in the amount of $20 million. These deferred tax liabilities relate mainly to property, plant and equipment. The net deferred tax asset recorded for the Canadian jurisdiction is $834 million.

In the fourth quarter of 2016, we prepared an analysis of the projected future earnings in the Canadian jurisdiction to assess whether there continues to be sufficient taxable profit which will be available to realize all of the Canadian tax assets recorded in the financial statements as at December 31, 2016. The analysis combined projected profit and loss information sourced from our most recent long range projections for production, sales, exploration, research and development, financing and administration. The projected accounting earnings were then adjusted for permanent differences to calculate projected taxable income.

We compared the total amount of projected taxable income to the total amount of tax assets and concluded that there will be sufficient taxable income in Canada in the foreseeable future to fully utilize the recorded tax assets. It was determined that this was sufficient evidence to record the deferred tax assets at December 31, 2016.

The following criteria were part of our assessment in concluding that our future projections represent “convincing evidence” to overcome the history of tax losses we have incurred:

•	The historic tax losses in Canada have arisen in part due to intercompany purchase and sales agreements between Cameco, the Canadian parent mining company and its marketing subsidiary located in another country. The contracts reflected market conditions at the time of their execution (1999 to 2004). Most of the historic intercompany contracts have now expired, and have been replaced with contracts that reflect uranium market conditions over the last few years, and include price floors. Based on current price forecasts from third party industry participants and analysts, including Ux Consulting and Trade Tech, the prices realized under the new intercompany contracts will generate sufficient taxable income to utilize the taxes losses in Canada. With the implementation of these new contracts, we expect to begin using the deferred tax asset beginning in 2018 and will be able to realize the benefit of the deferred tax assets recorded in Canada by 2028, well before the expiry date of the tax deductions that make up the deferred tax asset.
•	Consolidated losses before income taxes over the last three years have been mainly driven by asset impairments that have been recognized both in Canadian and foreign jurisdictions, including Australia and the US. Deferred tax assets have not been recognized for those foreign jurisdictions where impairment losses have been recorded. The impairments in the Canadian jurisdiction relate to our Rabbit Lake mine, which was only projected to produce uranium for a limited period of time. The Rabbit Lake mine made up a small portion of the projections of future earnings and did not significantly impact the timing of the expected utilization of the Canadian deferred tax asset.

Mr. Craig Arakawa

July 21, 2017

Form 40-F for the Year Ended December 31, 2016, File No. 001-14228

•	Future profitability in the Canadian jurisdiction is probable as our Canadian production is expected to continue at our Cigar Lake mine until approximately 2028, and our McArthur River mine until 2036.
•	We considered the potential termination of the TEPCO agreement when assessing the recoverability of the deferred tax asset as at December 31, 2016. It was determined that the termination of this agreement would have little impact on the profitability of the Canadian jurisdiction given the contracting parties were not Canadian entities. The TEPCO agreement was signed with our U.S. marketing arm in a back-to-back agreement with our Swiss inventory aggregator.
•	In addition to the factors listed above, the Company has identified and evaluated available tax planning opportunities as defined under IAS 12 that would allow us to utilize the Canadian jurisdiction losses or unused tax credits prior to their expiry. The planning opportunities are feasible and under management’s control.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer